

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2021

Thomas R. Knott
Chief Executive Officer
GS Acquisition Holdings Corp II
200 West Street
New York, NY 10282

Re: GS Acquisition Holdings Corp II
Amendment No. 2 to Registration Statement on Form S-4
Filed September 3, 2021
File No. 333-257535

Dear Mr. Knott:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed September 3, 2021

Risk Factors, page 72

1.   In the risk factors on pages 85 you state that you have been subject to a failure or breach of your or your vendors' information technology, data security infrastructure, or the security infrastructure of your products, or the discovery or exploitation of defects or vulnerabilities in the same, and on page 103 you state that you have been subject to product recalls. Please revise to provide the details of such events, including when such events occurred.

<u>Proposal No. 1 - Approval of the Business Combination</u>
<u>Background of the Business Combination, page 178</u>

2.   We note your response to our prior comment number 6. In order for an investor to evaluate the Board's process in approving the terms of the Business Combination, please revise to provide the full quantitative DCF analysis (including e.g., the sensitivities applied to Mirion's business and related assumptions) and the EBITDA figures used in the peer analysis.

<u>Litigation Relating to the Business Combination, page 207</u>

3.   We note your disclosure concerning the lawsuit filed by Tim Holtom on page 207. Please revise to more specifically explain the allegations in the complaint. Address in your revisions the factual basis alleged to underlie each of the plaintiff's claims. Refer to Item 103 of Regulation S-K.

<u>Exhibits</u>

4.   Please revise the preliminary proxy card to clarify that the approval of certain proposals are conditioned upon the approval of other specified proposals. See Rule 14a-4(a)(3) of Regulation 14A.

        You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Brian Parness, Esq.